UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)1

                          Koll Real Estate Group, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
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                         (Title of Class of Securities)

                                    500434105
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                                (Cusip Number)

                                 Daniel R. Tisch
                              Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).



                               Page 1 of 5 Pages

                                  SCHEDULE 13D



CUSIP No.   500434105                              Page    2    of   5   Pages
          ------------                                 -------    -----


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
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        NUMBER OF                  7    SOLE VOTING POWER

         SHARES                         2,333,500
                              --------------------------------------------------
      BENEFICIALLY                 8    SHARED VOTING POWER

        OWNED BY                        0
                              --------------------------------------------------
          EACH                     9    SOLE DISPOSITIVE POWER

        REPORTING                       2,333,500
                              --------------------------------------------------
         PERSON                    10   SHARED DISPOSITIVE POWER

          WITH                          0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,333,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%
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14   TYPE OF REPORTING PERSON*

     PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on June 13, 1994 (the "Schedule 13D") as amended by Amendments dated December 6, 1994, August 3, 1995 and November 4, 1996 by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the Class A Common Stock, par value $.05 per share (the "Shares"), of Koll Real Estate Group Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 13D.

     Item 5. Interest in Securities of the Issuer.
     ---------------------------------------------

     The information set forth in Item 5 ("Interest in Securities of the Issuer") of the Schedule 13D is hereby amended and supplemented by adding the following information to the respective paragraphs thereof.

     (a) As of the close of business on March 3, 1997, the Partnership beneficially owns an aggregate of 2,333,500 Shares, including 0 Shares owned directly by the Partnership and 2,333,500 shares of Preferred Stock owned directly by the Partnership which became convertible into Shares on July 16, 1994. The Shares and Preferred Stock beneficially owned by the Partnership are 4.6% of the Shares outstanding on January 31, 1997, including for purposes of this calculation 48,938,543 Shares outstanding as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and, pursuant to Securities and Exchange Commission Rule 13d-3(d)(1)(i), 17 C.F.R. ss. 240.13d-3(d)(1)(i), the Preferred Stock owned by the Partnership.

     (c) Transactions in the Shares and the Preferred Stock in the past 60 days by the Partnership are set forth on Schedule A attached hereto and hereby incorporated herein by reference. Except for such transactions, no other transactions in the Shares or the Preferred Stock have been effected during the past sixty days by the Partnership or, to its best knowledge, any Control Person.



                                Page 3 of 5 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 4, 1997


                                             MENTOR PARTNERS, L.P.


                                             By: /s/Daniel R. Tisch
                                                 ------------------
                                                 Daniel R. Tisch
                                                 Authorized Signature


                                Page 4 of 5 Pages

                                   SCHEDULE A2
                                   -----------



Transaction                                                          Price per
  Date         Security       Purchase/Sale        No. Shares         Share3
-----------    --------       -------------        ----------        ---------

2/13/97        Common             Sale             100,000            $.1563

2/14/97        Common             Sale              15,000            $.1563

2/18/97        Common             Sale              50,000            $.1563

2/19/97        Common             Sale              50,000            $.1563

2/21/97        Common             Sale              25,000            $.1563

2/28/97        Common             Sale              25,000            $.1563

3/3/97         Common             Sale              100,000           $.1563


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2    The  transaction  was effected over the National  Association of Securities
     Dealer Automated Quotation System.

3    Exclusive of commissions, if any.



                                Page 5 of 5 Pages